

September 14, 2011

<u>Via E-Mail</u>
Locksley Samuels, President
Cambridge Projects Inc.
10300 West Charleston 10-56
Las Vegas, Nevada 89135

      Re: Cambridge Projects Inc.
            Form 10
            Filed August 23, 2011
            File No. 000-54485

Dear Mr. Samuels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note various references to "officers," "directors," "employees," "stockholders," or "members" of management throughout your registration statement. Please revise these references to clarify there is only one officer and director.

Business, page 2

2.   We note the statement that there has not been any specific discussion with any potential business combination candidate. Please revise to clarify whether there have been any discussions, preliminary or otherwise, with any potential business combination candidates.

Form of Acquisition, page 4

3.   We note your disclosure that management most likely "will seek to structure any such transaction so as not to require stockholder approval." Please revise to provide some examples of the types of transactions and under what circumstances a vote of the public stockholders would not be necessary.

4.   You reference "our affiliates" in the fifth paragraph of page four. Please revise to disclose the identity of these affiliates, how they are related to you, and any role they may play in identifying and completing a business combination.

Risk Factors, page 5

5.   Please reconcile the reference to December 31, 2010 as your fiscal year end in risk factor five, with the financial statements, which reflect a fiscal year ended June 30, 2011.

Management's Discussion and Analysis, page 11

6.   Please revise your discussion in this section to estimate the amount of funds that will be required for you to file your periodic reports and investigate and analyze potential business combinations for the next 12 months.

7.   We note that you anticipate meeting your costs for the next twelve months from loans or investments. Please clarify whether any individuals have agreed to provide loans or purchase stocks to provide capital.

8.   Please disclose your cash balance as of the most recent practicable date.

Properties, page 12

9.   Please revise where appropriate to disclose where your principal activities are performed. We note that you describe your "principal place of business" on page two as 10300 West Charleston 10-56, Las Vegas, yet your sole employee is located in Kingston, Jamaica. Please revise to reconcile.

Directors and Executive Officers, page 13

10.   We note your disclosure on pages four and 13 that your sole officer will devote "very limited time" to your business and it will vary over time. Please revise this section to provide an estimate of the average percentage of time you anticipate Mr. Samuels will devote to you prior to the identification of your business combination.

11.   Please provide a brief description of the business of Cybermesh International, Inc.

12.   We note your disclosure that there "have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Registrant during the past five years." Please note that Item 401(f) of Regulation S-K requires disclosure of certain legal proceedings for the past 10 years. Please revise as appropriate.

13.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Samuels should serve as a director. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, 14

14.   We note your disclosure that offers of any post-transaction employment to members of management will not be a consideration in choosing a business opportunity. Please revise to clarify how this will be enforced, given that control of the company is held by the sole officer and director, who would negotiate such transaction.

15.   Please disclose the nature of your sole member of management's outside business activities that may conflict with business opportunities that possess similar investment objectives to you. Also, clarify how any of these conflicts may be resolved, including possible competing fiduciary duties or obligations.

Recent Sales of Unregistered Securities, page 15

16.   Please revise to clarify the rule under Regulation D you relied upon to issue your shares of common stock to Mr. Samuels, pursuant to Item 701(d) of Regulation S-K. We note there is no Form D filed related to this transaction. Please advise.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

17.   We note that the scope paragraph (second paragraph) states that your audit was conducted in accordance with the standards of the Public "Registrant" Accounting Oversight Board (United States). Please direct your independent accountant to revise the scope paragraph of their report, if true, to state that audit was conducted in accordance with the standards of the Public "Company" Accounting Oversight Board (United States) in accordance with PCAOB Auditing Standard 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390, Accounting Branch Chief, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director